

Suite 1550 – 355 Burrard Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

CDNX - DRK
OTC BB - DRKOF
October 22, 2003   **Form 20-F File No.: 0-30072**

(Vancouver, B.C., October 22, 2003) – *Derek Oil & Gas Corporation* (the "Company").The Company reports that, further to its news release of October 17, 2003 the Company has reduced the amount of debt that it intends to extinguish to $148,732.16 by issuing a total of 495,774 units at a price of $0.30 to one creditor. The units consist of one share valued at $0.30 and one share purchase warrant which may be redeemed within one year for one share at a price of $0.40. The issued shares will be subject to a four month hold period.

The debt in question consists of a loan made to the Company by the creditor.

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DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"
Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com

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